AMENDMENT TO
                                                  DISTRIBUTION AGREEMENT


         This Amendment dated as of April 16, 1998, is entered into by FIRST CHOICE FUNDS TRUST (the "Company") and FIRST DATA DISTRIBUTORS, INC. (the "Distributor").

         WHEREAS,   the  Company  and  the  Distributor   have  entered  into  a
Distribution Agreement dated as of September 20, 1997, and amended on April 16, 1998 (the "Agreement");

         WHEREAS, a front-end sales charge may be imposed in connection with the sale of certain Shares of one or more of the Funds ("Load Shares"); and

     WHEREAS, the Company and the Distributor wish to amend the Agreement to add certain provisions related to the Load Shares;

         NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, hereby agree as follows:

     I. The following paragraphs are hereby added to Section 1 of the Agreement:

         1.17 All Load Shares offered for sale by the Distributor shall be offered for sale to the public at a price per share (the "Offering Price") equal to (a) their net asset value (determined in the manner set forth in the Company's Declaration of Trust and the then current Prospectus) plus, except with respect to certain classes of persons and transactions set forth in the then current Prospectus, plus
                  (b) a sales charge which shall be the percentage of the Offering Price of such Load Shares as set forth in the then current Prospectus. The Offering Price, if not an exact multiple of one cent, shall be adjusted to the nearest cent. Concessions by the Distributor to dealers and other
                  institutions   shall  be  set  forth  in  either  the  selling
                  agreements between the Distributor and such dealers and institutions as from time to time amended, or if such concessions are described in the then current Prospectus, shall be as so set forth. No dealer or other institution that enters into a selling agreement with the Distributor shall be authorized to act as agent for the Company in connection with the offer or sale of the Load Shares to the public or otherwise.

         1.18 If any Load Shares sold by the Company are redeemed or repurchased by the Company or by the Distributor as disclosed agent or are tendered for redemption within seven business days after the date of confirmation of the original purchase of such Load Shares, the Distributor shall forfeit the sales charge received by the Distributor in respect of such Load Shares, provided that the portion, if any, of such amount re-allowed by the Distributor to dealers or other institutions shall be repayable to the Company only to the extent recovered by the Distributor from the dealer or other institution involved. The Distributor shall include in each selling agreement with such dealers and other institutions a corresponding provision for the forfeiture by them of their concession with respect to the Load Shares sold by them or their principals and redeemed or repurchased by the Company or the Distributor as disclosed agent (or tendered for redemption) within seven business days after the date of confirmation of such initial purchases.

         II. Except to the extent amended hereby, the Agreement shall remain unchanged and in full force and effect and is hereby ratified and confirmed in all respects as amended hereby.

         IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date and year first written above.

                                                     FIRST CHOICE FUNDS TRUST



                                                     By: /s/Jylanne Dunne


                                                   FIRST DATA DISTRIBUTORS, INC.



                                                     By: /s/Christine P. Ritch